EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months
	Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Consolidated income	$109,256	$268,261	$104,546	$95,500	$242,178	$220,506
Add: Minority interest	1,945	8,128	3,859	2,947	2,472	2,253
Provision for taxes	1,769	3,761	5,293	1,634
Less: Equity in (income) loss of unconsolidated affiliates	(8,279)	(52,787)	13,960	(35,253)	(25,358)	(24,119)

Consolidated pre-tax income before minority interest and equity in income of unconsolidated affiliates	104,691	227,363	127,658	64,828	219,292	198,640
Add: Fixed charges	60,915	168,463	151,338	111,141	63,172	42,706
Amortization of capitalized interest	394	974	579	363	217	167
Distributed income of equity investees	21,838	68,027	31,882	57,662	45,054	37,267

Subtotal	187,838	464,827	311,457	233,994	327,735	278,780
Less: Interest capitalized	(4,432)	(2,766)	(1,595)	(1,083)	(2,946)	(3,277)
Minority interest	(1,945)	(8,128)	(3,859)	(2,947)	(2,472)	(2,253)

Total earnings	$181,461	$453,933	$306,003	$229,964	$322,317	$273,250

Fixed charges:
Interest expense	$53,413	$155,740	$140,806	$101,580	$52,456	$33,329
Capitalized interest	4,432	2,766	1,595	1,083	2,946	3,277
Interest portion of rental expense	3,070	9,957	8,937	8,478	7,770	6,100

Total	$60,915	$168,463	$151,338	$111,141	$63,172	$42,706

Ratio of earnings to fixed charges	2.98x	2.69x	2.02x	2.07x	5.10x	6.40x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

     Add the following, as applicable:

•	consolidated pre-tax income before minority interest and income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

     From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.